SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 54)

Cablevision Systems Corporation
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

                                                                                                               __12686C109_______
(CUSIP Number)

David Goldman
GAMCO Investors, Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

___________________January 5, 2016_______________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  .

CUSIP No. 12686C109
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Funds, LLC I.D. No. 13-4044523
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 5,329,818 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 5,329,818 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 5,329,818 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 2.39%
14	Type of reporting person (SEE INSTRUCTIONS) IA

CUSIP No. 12686C109
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Asset Management Inc. I.D. No. 13-4044521
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 8,460,889 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 8,927,789 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 8,927,789 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 4.01%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No. 12686C109
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Securities, Inc. I.D. No. 13-3379374
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Client funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 611,752 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 611,752 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 611,752 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.27%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO, IA

CUSIP No. 12686C109
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) MJG Associates, Inc. I.D. No. 06-1304269
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Client Funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Connecticut
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 1,500 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 1,500 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 1,500 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) CO

CUSIP No. 12686C109
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) MJG-IV Limited Partnership I.D. No. 13-3191826
Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) PF
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 43,500 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 43,500 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 43,500 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.02%
14	Type of reporting person (SEE INSTRUCTIONS) PN

CUSIP No. 12686C109
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GGCP, Inc. I.D. No. 13-3056041
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Wyoming
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 170,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 170,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 170,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.08%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 12686C109
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Investors, Inc. I.D. No. 13-4007862
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 12,800 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 12,800 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 12,800 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.01%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 12686C109
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Associated Capital Group, Inc. I.D. No. 47-3965991
Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 5,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 5,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 5,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 12686C109
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Mario J. Gabelli
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of private entities
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization USA
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 169,100 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 169,100 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 169,100 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.08%
14	Type of reporting person (SEE INSTRUCTIONS) IN

Item 1.                                        Security and Issuer
This Amendment No. 54 to Schedule 13D on the Cablevision NY Group Class A Common Stock of Cablevision Systems Corporation (the "Issuer") is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the "Schedule 13D") which was originally filed on December 11, 1995.   Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth the Schedule 13D.

Item 2.                                        Identity and Background
Item 2 to Schedule 13D is amended, in pertinent part, as follows:
This statement is being filed by Mario J. Gabelli ("Mario Gabelli") and various entities which he directly or indirectly controls or for which he acts as chief investment officer.  These entities, except for LICT Corporation ("LICT), CIBL, Inc. ("CIBL") and ICTC Group, Inc. ("ICTC"), engage in various aspects of the securities business, primarily as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, and as general partner or the equivalent of various private investment partnerships or private funds.  Certain of these entities may also make investments for their own accounts.
The foregoing persons in the aggregate often own beneficially more than 5% of a class of equity securities of a particular issuer.  Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive.  In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.
(a), (b) and (c) - This statement is being filed by one or more of the following persons: GGCP, Inc.  ("GGCP"), GGCP Holdings LLC ("GGCP Holdings"), GAMCO Investors, Inc. ("GBL"), Associated Capital Group, Inc. ("AC"), Gabelli Funds, LLC ("Gabelli Funds"), GAMCO Asset Management Inc. ("GAMCO"), Teton Advisors, Inc. ("Teton Advisors"), Gabelli Securities, Inc. ("GSI"), G.research, LLC ("G.research"), MJG Associates, Inc. ("MJG Associates"), Gabelli Foundation, Inc. ("Foundation"), MJG-IV Limited Partnership ("MJG-IV"),  Mario Gabelli, LICT, CIBL and ICTC.  Those of the foregoing persons signing this Schedule 13D are hereinafter referred to as the "Reporting Persons".
GGCP makes investments for its own account and is the manager and a member of GGCP Holdings which is the controlling shareholder of GBL and AC.  GBL, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including certain of those named below.  AC, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including certain of those listed below.
GAMCO, a wholly-owned subsidiary of GBL, is an investment adviser registered under the Investment Advisers Act of 1940, as amended ("Advisers Act").  GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.
GSI, a majority-owned subsidiary of AC, is an investment adviser registered under the Advisers Act and serves as a general partner or investment manager to limited partnerships and offshore investment companies and other accounts.  As a part of its business, GSI may purchase or sell securities for its own account.  GSI is a general partner or investment manager of a number of funds or partnerships, including Gabelli Associates Fund, L.P., Gabelli Associates Fund II, L.P., Gabelli Associates Limited, Gabelli Associates Limited II E, ALCE Partners, L.P., Gabelli Capital Structure Arbitrage Fund LP, Gabelli Capital Structure Arbitrage Fund Limited, Gabelli Intermediate Credit Fund L.P., Gabelli Japanese Value Partners L.P., GAMA Select Energy + L.P., GAMCO Medical Opportunities L.P., GAMCO Long/Short Equity Fund, L.P., Gabelli Multimedia Partners, L.P, Gabelli International Gold Fund Limited and Gabelli Green Long/Short Fund, L.P.
G.research, a wholly-owned subsidiary of GSI, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended ("1934 Act"), which as a part of its business regularly purchases and sells securities for its own account.
Gabelli Funds, a wholly owned subsidiary of GBL, is a limited liability company. Gabelli Funds is an investment adviser registered under the Advisers Act which provides advisory services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The GAMCO Growth Fund, The Gabelli Convertible and Income Securities Fund Inc., The Gabelli Value 25 Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The GAMCO Global Telecommunications Fund, The Gabelli Gold Fund, Inc., The Gabelli Multimedia Trust Inc., The Gabelli Global Rising Income & Dividend Fund, The Gabelli Capital Asset Fund, The GAMCO International Growth Fund, Inc., The GAMCO Global Growth Fund, The Gabelli Utility Trust, The GAMCO Global Opportunity Fund, The Gabelli Utilities Fund, The Gabelli Dividend Growth Fund, The GAMCO Mathers Fund, The Gabelli Focus Five Fund, The Comstock Capital Value Fund, The Gabelli Dividend and Income Trust, The Gabelli Global Utility & Income Trust, The GAMCO Global Gold, Natural Resources, & Income Trust, The GAMCO Natural Resources Gold & Income Trust, The GDL Fund, Gabelli Enterprise Mergers & Acquisitions Fund, The Gabelli SRI Fund, Inc., The Gabelli Healthcare & Wellness Rx Trust, The Gabelli Global Small and Mid Cap Value Trust, Gabelli Value Plus+ Trust, Bancroft Fund Ltd. and Ellsworth Growth & Income Fund Ltd. (collectively, the "Funds"), which are registered investment companies.  Gabelli Funds is also the investment adviser to The GAMCO International SICAV (sub-funds GAMCO Merger Arbitrage and GAMCO All Cap Value), a UCITS III vehicle.
Teton Advisors, an investment adviser registered under the Advisers Act, provides discretionary advisory services to The TETON Westwood Mighty Mitessm Fund, The TETON Westwood Income Fund, The TETON Westwood SmallCap Equity Fund, and The TETON Westwood Mid-Cap Equity Fund.
MJG Associates provides advisory services to private investment partnerships and offshore funds.  Mario Gabelli is the sole shareholder, director and employee of MJG Associates.   MJG Associates is the Investment Manager of Gabelli International Limited and Gabelli Fund, LDC.  Mario J. Gabelli is the general partner of Gabelli Performance Partnership, LP.
The Foundation is a private foundation.  Mario Gabelli is the Chairman, a Trustee and the Investment Manager of the Foundation. Elisa M. Wilson is the President of the Foundation.
LICT is a holding company with operating subsidiaries engaged primarily in the rural telephone industry. LICT actively pursues new business ventures and acquisitions. LICT makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, or trading in securities. Mario J. Gabelli is a director, and substantial shareholder of LICT.
ICTC is a holding company with subsidiaries in voice, broadband and other telecommunications services, primarily in the rural telephone industry. ICTC makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, or trading in securities. Mario J. Gabelli is a director, and substantial shareholder of ICTC.
CIBL is a holding company with interests in telecommunications operations, primarily in the rural telephone industry. CIBL actively pursues new business ventures and acquisitions. CIBL makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, or trading in securities. Mario J. Gabelli is a director, and substantial shareholder of CIBL.
Mario Gabelli is the controlling stockholder, Chief Executive Officer and a director of GGCP and Chairman and Chief Executive Officer of GBL. He is the Executive Chairman and Chief Executive Officer of AC.  Mario Gabelli is also a member of GGCP Holdings. Mario Gabelli is the controlling shareholder of Teton.
                             MJG-IV is a family partnership in which Mario Gabelli is the general partner.  Mario Gabelli has less than a 100% interest in MJG-IV.  MJG-IV makes investments for its own account.  Mario Gabelli disclaims ownership of the securities held by MJG-IV beyond his pecuniary interest.
The Reporting Persons do not admit that they constitute a group.
GAMCO and G.research are New York corporations and GBL, AC, GSI, and Teton Advisors are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580. GGCP is a Wyoming corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830.   GGCP Holdings is a Delaware limited liability corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830.  Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580.  MJG Associates is a Connecticut corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830.  The Foundation is a Nevada corporation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501.  LICT is a Delaware corporation having its principal place of business as 401 Theodore Fremd Avenue, Rye, New York 10580. CIBL, Inc. is a Delaware corporation having its principal place of business as 165 West Liberty Street, Suite 220, Reno, NV 89501.  ICTC Group Inc. is a Delaware corporation having its principal place of business as 556 Main Street, Nome, North Dakota 58062.
For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, "Covered Persons"), reference is made to Schedule I annexed hereto and incorporated herein by reference.
(d) – Not applicable.
(e) – Not applicable.
                          (f) – Reference is made to Schedule I hereto.

Item 5.                                        Interest In Securities Of The Issuer
Item 5 to Schedule 13D is amended, in pertinent part, as follows:
(a) The aggregate number of Securities to which this Schedule 13D relates is 15,271,259 shares, representing 6.86% of the 222,581,890 shares outstanding as reported in the Issuer's most recently filed Definitive Information Statement as of November 27, 2015.  The Reporting Persons beneficially own those Securities as follows:
Name	Shares of Common Stock	% of Class of Common
Gabelli Funds	5,329,818	2.39%
GAMCO	8,927,789	4.01%
MJG-IV	43,500	0.02%
GGCP	170,000	0.08%
MJG Associates	1,500	0.00%
GSI	611,752	0.27%
Mario Gabelli	169,100	0.08%
GBL	12,800	0.01%
AC	5,000	0.00%

Mario Gabelli is deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons. GSI is deemed to have beneficial ownership of the Securities beneficially owned by G.research.  AC, GBL and GGCP are deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons other than Mario Gabelli and the Foundation.
(b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that (i) GAMCO does not have the authority to vote 466,900 of the reported shares, (ii) Gabelli Funds has sole dispositive and voting power with respect to the shares of the Issuer held by the Funds so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Issuer and, in that event, the Proxy Voting Committee of each Fund shall respectively vote that Fund's shares, (iii) at any time, the Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special  circumstances such as regulatory considerations, and (iv) the power of Mario Gabelli, AC, GBL, and GGCP is indirect with respect to Securities beneficially owned directly by other Reporting Persons.
(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.
(e) Not applicable.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:            January 6, 2016

GGCP, INC.
MARIO J. GABELLI
MJG-IV LIMITED PARTNERSHIP
MJG ASSOCIATES, INC.

By:/s/ Douglas R. Jamieson
     Douglas R. Jamieson
     Attorney-in-Fact

ASSOCIATED CAPITAL GROUP, INC.

By:/s/ Kevin Handwerker
     Kevin Handwerker
                General Counsel & Secretary – Associated Capital Group, Inc.

GAMCO ASSET MANAGEMENT INC.
  GAMCO INVESTORS, INC.
GABELLI SECURITIES, INC.
GABELLI FUNDS, LLC

By:/s/ Douglas R. Jamieson
     Douglas R. Jamieson
                    President & Chief Operating Officer – GAMCO Investors, Inc.
      President – GAMCO Asset Management Inc.
      President – Gabelli Securities, Inc.
                                                                                                        President & Chief Operating Officer of the sole member of
Gabelli Funds, LLC

Schedule I
     Information with Respect to Executive
Officers and Directors of the Undersigned
Schedule I to Schedule 13D is amended, in pertinent part, as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.  Unless otherwise specified, the principal employer of each such individual is GAMCO Asset Management Inc., Gabelli Funds, LLC, Gabelli Securities, Inc., G.research, Inc., Teton Advisors, Inc., Associated Capital Group, Inc. or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States.  To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) and (e) of this Schedule 13D.

GAMCO Investors, Inc. Directors:
Edwin L. Artzt Raymond C. Avansino Marc Gabelli

Former Chairman and Chief Executive Officer
Procter & Gamble Company
900 Adams Crossing
Cincinnati, OH 45202

Chairman & Chief Executive Officer
E.L. Wiegand Foundation
165 West Liberty Street
Reno, NV 89501

President of Associated Capital Group, Inc.
President and Managing Director of Gabelli Securities, Inc.

Mario J. Gabelli Elisa M. Wilson
Chief Executive Officer and Chief Investment Officer of GGCP, Inc.
Chairman & Chief Executive Officer of GAMCO Investors, Inc.
Executive Chairman & Chief Executive Officer of Associated Capital Group, Inc.
Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.

Director
c/o GAMCO Investors, Inc.
One Corporate Center
Rye, NY 10580

Eugene R. McGrath	Former Chairman and Chief Executive Officer Consolidated Edison, Inc. 4 Irving Place New York, NY 10003
Robert S. Prather	President & Chief Executive Officer Heartland Media, LLC 1843 West Wesley Road Atlanta, GA 30327
Officers:
Mario J. Gabelli	Chairman and Chief Executive Officer
Douglas R. Jamieson Henry G. Van der Eb Bruce N. Alpert Agnes Mullady Kevin Handwerker	President and Chief Operating Officer Senior Vice President Senior Vice President Senior Vice President Executive Vice President, General Counsel and Secretary

GAMCO Asset Management Inc. Directors:
Douglas R. Jamieson Regina M. Pitaro William S. Selby
Officers:
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer – Value Portfolios
Douglas R. Jamieson David Goldman	President, Chief Operating Officer and Managing Director General Counsel, Secretary & Chief Compliance Officer
Gabelli Funds, LLC Officers:
Mario J. Gabelli	Chief Investment Officer – Value Portfolios
Bruce N. Alpert	Executive Vice President and Chief Operating Officer
Agnes Mullady	President and Chief Operating Officer – Open End Fund Division
David Goldman	General Counsel

Gabelli Securities, Inc.
Directors:
Robert W. Blake	President of W. R. Blake & Sons, Inc. 196-20 Northern Boulevard Flushing, NY 11358
Douglas G. DeVivo	Co-Chairman of the Board Alce Partners, L.P. 40 Laburnum Road Atherton, CA 94027
Marc J. Gabelli	Co-Chairman of the Board See above
Douglas R. Jamieson	President
Daniel R. Lee	Chief Executive Officer Full House Resorts, Inc. 4670 South Ford Apache Road, Suite 190 Las Vegas, NV 89147
William C. Mattison, Jr.	Former Vice Chairman – Gerard, Klauer Mattison & Co., Inc.

Salvatore F. Sodano	Vice Chairman Chairman and Chief Executive Officer Worldwide Capital Advisory Partners, LLC 520 White Plains Road, Suite 500 Tarrytown, NY 10591

Officers:
Douglas R. Jamieson Diane M. LaPointe Kevin Handwerker David M. Goldman David Fitzgerald	See above Controller Secretary General Counsel & Assistant Secretary Chief Compliance Officer
G.research, Inc. Directors:
Daniel M. Miller	Chairman
Cornelius V. McGinity	President
Officers:
Daniel M. Miller	See above
Cornelius V. McGinity	See above
Bruce N. Alpert Diane M. LaPointe Douglas R. Jamieson David M. Goldman Josephine D. LaFauci	Vice President Controller and Financial & Operations Principal Secretary Assistant Secretary Chief Compliance Officer
Gabelli Foundation, Inc. Officers:
Mario J. Gabelli	Chairman, Trustee & Chief Investment Officer
Elisa M. Wilson Marc J. Gabelli Matthew R. Gabelli Michael Gabelli	President Trustee Trustee Trustee
MJG-IV Limited Partnership Officers:
Mario J. Gabelli	General Partner

GGCP, Inc. Directors:
Mario J. Gabelli
Chief Executive Officer and Chief Investment Officer of GGCP, Inc.
Chairman & Chief Executive Officer of GAMCO Investors, Inc.
Executive Chairman & Chief Executive Officer of Associated Capital Group, Inc.
Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.

Marc J. Gabelli	President of Associated Capital Group, Inc. President and Managing Director of Gabelli Securities, Inc.
Matthew R. Gabelli	Vice President – Trading G.research, Inc. One Corporate Center Rye, NY 10580
Michael Gabelli	President & COO Gabelli & Partners, LLC One Corporate Center Rye, NY 10580
Frederic V. Salerno	Chairman Former Vice Chairman and Chief Financial Officer Verizon Communications
Vincent S. Tese	Executive Chairman – FCB Financial Corp

Officers:
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer
Marc J. Gabelli	President
Silvio A. Berni	Vice President, Assistant Secretary and Controller

GGCP Holdings LLC Members: GGCP, Inc. Mario J. Gabelli	Manager and Member Member

Teton Advisors, Inc. Directors:
Howard F. Ward Nicholas F. Galluccio Vincent J. Amabile John Tesoro	Chairman of the Board Chief Executive Officer and President
Officers:
Howard F. Ward Nicholas F. Galluccio David Goldman Tiffany Hayden	See above See above General Counsel Secretary

Associated Capital Group, Inc. Directors:
Mario J. Gabelli
Chief Executive Officer and Chief Investment Officer of GGCP, Inc.
Chairman & Chief Executive Officer of GAMCO Investors, Inc.
Executive Chairman & Chief Executive Officer of Associated Capital Group, Inc.
Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.

Marc J. Gabelli	Chairman of The LGL Group, Inc. 2525 Shader Road Orlando, FL 32804
Richard L. Bready	Former Chairman and Chief Executive Officer Nortek, Inc. 50 Kennedy Plaza Providence, RI 02903
Bruce Lisman	Former Chairman - JP Morgan – global equity division
Daniel R. Lee	Chief Executive Officer Full House Resorts, Inc. 4670 South Ford Apache Road, Suite 190 Las Vegas, NV 89147
Salvatore F. Sodano	Vice Chairman of the Board (see above)
Officers:
Mario J. Gabelli Marc Gabelli Patrick Dennis Kevin Handwerker	Chairman of the Board and Chief Executive Officer President Executive Vice President and Chief Financial Officer Executive Vice President, General Counsel and Secretary

                               SCHEDULE II
                            INFORMATION WITH RESPECT TO
                 TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
                 SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)
                                   SHARES PURCHASED        AVERAGE
                        DATE            SOLD(-)             PRICE(2)

 COMMON STOCK-CABLEVISION SYSTEMS CORP.

          MARIO J. GABELLI
                       1/05/16            1,000            31.5600
                      12/24/15           10,000-           31.7916
                      12/23/15            5,000-           31.2940
                      12/15/15            1,000-           29.8840
                      12/14/15            1,000-           29.8005
          GABELLI SECURITIES, INC.
                       1/05/16            1,000            31.5000
                       1/04/16            2,050            31.5443
                      12/22/15            1,000-           31.6700
                      12/21/15            3,100            30.7431
                      12/18/15           12,700            31.1187
                      12/18/15            7,500            30.0000
                      12/17/15            3,500-           31.2100
                      12/14/15            3,500            29.6470
                      12/11/15            2,500            29.8993
                      12/10/15            8,900            29.9071
                      12/09/15           30,250            29.8821
                      12/09/15              900            29.1398
                      12/08/15            3,100            29.3833
                      12/07/15            4,000            29.5362
                      12/03/15           16,800            30.0035
                      12/02/15              500            30.2700
                      11/30/15              900            30.2112
                      11/24/15            2,500            30.3805
                      11/23/15              900            30.5989
                      11/13/15            1,100            31.0633
                      11/11/15            3,300            31.0603
                      11/09/15            3,500            31.1600
                      11/06/15            3,700            31.5768
                      11/06/15            8,000            31.5441
            GABELLI ASSOCIATES LIMITED II E
                       1/05/16              300            31.5000
                       1/04/16              900            31.5443
                      12/21/15            1,000            30.7431
                      12/18/15            4,500            31.1187
                      12/14/15            1,300            29.6470
                      12/11/15              900            29.8993
                      12/10/15            3,100            29.9071
                      12/09/15              300            29.1398
                      12/09/15           10,800            29.8821
                      12/08/15            1,000            29.3833
                      12/07/15            1,500            29.5362
                      12/03/15            5,900            30.0035
                      12/02/15              300            30.2700
                      11/30/15              300            30.2112
                      11/24/15              900            30.3805
                      11/23/15              400            30.5989
                      11/13/15              300            31.0633
                      11/11/15            1,100            31.0603
                      11/09/15            1,300            31.1600
                      11/06/15            2,900            31.5441
                      11/06/15            1,300            31.5768
            GABELLI ASSOCIATES LIMITED
                       1/05/16              600            31.5000
                       1/04/16            1,400            31.5443
                      12/21/15            2,448            30.7431
                      12/18/15           10,200            31.1187
                      12/14/15            2,900            29.6470
                      12/11/15            1,994            29.8993
                      12/10/15            7,600            29.9071
                      12/09/15           24,700            29.8821
                      12/09/15              700            29.1398
                      12/08/15            2,400            29.3833
                      12/07/15            3,200            29.5362
                      12/03/15           13,700            30.0035
                      12/02/15              100            30.2700
                      11/30/15            6,200            30.2112
                      11/24/15            1,900            30.3805
                      11/23/15              600            30.5989
                      11/13/15              900            31.0633
                      11/11/15            2,400            31.0603
                      11/09/15            2,500            31.1600
                      11/06/15            5,900            31.5441
                      11/06/15            2,600            31.5768
             GABELLI ASSOCIATES FUND II
                      12/21/15            2,200            30.7431
                      12/18/15            8,600            31.1187
                      12/14/15            2,400            29.6470
                      12/11/15            1,700            29.8993
                      12/10/15            5,600            29.9071
                      12/09/15           19,900            29.8821
                      12/09/15              600            29.1398
                      12/08/15            2,000            29.3833
                      12/07/15            2,700            29.5362
                      12/03/15           10,900            30.0035
                      12/02/15              200            30.2700
                      11/30/15              300            30.2112
                      11/24/15            1,700            30.3805
                      11/23/15              700            30.5989
                      11/13/15              600            31.0633
                      11/11/15            2,200            31.0603
                      11/09/15            2,400            31.1600
                      11/06/15            5,300            31.5441
                      11/06/15            2,300            31.5768
            GABELLI ASSOCIATES FUND
                       1/05/16              500            31.5000
                      12/21/15            4,000            30.7431
                      12/18/15           16,350            31.1187
                      12/14/15            4,050            29.6470
                      12/11/15            3,160            29.8993
                      12/10/15           10,700            29.9071
                      12/09/15              950            29.1398
                      12/09/15           36,300            29.8821
                      12/08/15            3,600            29.3833
                      12/07/15            4,800            29.5362
                      12/03/15           20,050            30.0035
                      12/02/15              600            30.2700
                      11/30/15              400            30.2112
                      11/24/15            3,250            30.3805
                      11/23/15            1,000            30.5989
                      11/13/15            1,100            31.0633
                      11/11/15            4,000            31.0603
                      11/09/15            4,350            31.1600
                      11/06/15            4,400            31.5768
                      11/06/15           10,000            31.5441
             ALCE PARTNERS
                      12/11/15            1,000-           30.0350
          GAMCO INVESTORS, INC.
                       1/05/16              100            31.5000
                       1/04/16              200            31.5443
                      12/21/15              200            30.7431
                      12/18/15            1,100            31.1187
                      12/14/15              200            29.6470
                      12/11/15              300            29.8993
                      12/10/15              700            29.9071
                      12/09/15            2,600            29.8821
                      12/09/15              100            29.1398
                      12/08/15              200            29.3833
                      12/07/15              300            29.4700
                      12/07/15              300            29.5362
                      12/03/15            1,500            30.0035
                      11/24/15              400            30.3805
                      11/13/15              300            31.0633
                      11/09/15              400            31.1600
                      11/06/15              300            31.5768
                      11/06/15              600            31.5441
          GAMCO ASSET MANAGEMENT INC.
                       1/04/16            1,900-           31.6163
                       1/04/16            2,500-           31.5884
                       1/04/16           10,000            31.6394
                       1/04/16           80,000-             *DO
                       1/04/16              450            31.5443
                      12/31/15            1,524-             *DO
                      12/31/15              476-             *DO
                      12/30/15              157-             *DO
                      12/30/15            2,500-           31.8718
                      12/30/15            2,500-             *DO
                      12/29/15            5,000-           31.9156
                      12/29/15           20,000            31.8740
                      12/29/15           17,000-           31.8009
                      12/29/15            2,000            31.9000
                      12/29/15            2,900-           31.8146
                      12/28/15            6,000-             *DO
                      12/28/15              400-           31.6300
                      12/28/15            2,600-           31.7788
                      12/24/15           10,000-             *DO
                      12/24/15              300-           31.7500
                      12/24/15            2,000-           31.6960
                      12/24/15            3,800-           31.7932
                      12/24/15            5,000-           31.8280
                      12/23/15            7,900-           31.4389
                      12/23/15            3,200-             *DO
                      12/23/15              700-           31.5039
                      12/23/15              500            31.4000
                      12/23/15            2,500-           31.5197
                      12/22/15            1,600-           31.4503
                      12/22/15              300-           31.3841
                      12/21/15            2,200            30.7431
                      12/21/15            5,800-           30.8109
                      12/21/15            2,000-           30.9761
                      12/21/15            1,500-           30.9027
                      12/18/15            8,350            31.1187
                      12/18/15            7,700-             *DO
                      12/18/15            1,500-           31.1900
                      12/17/15              300-             *DO
                      12/17/15            4,200-           31.2910
                      12/16/15            1,298-           30.8504
                      12/16/15            5,000-           30.7001
                      12/16/15            5,919-           30.8778
                      12/16/15              900-           30.7200
                      12/16/15              165-             *DO
                      12/15/15              450-           29.8100
                      12/15/15           40,986-           30.2058
                      12/15/15            1,000            30.1900
                      12/15/15            1,800-           30.2269
                      12/15/15              500-             *DO
                      12/14/15            2,750            29.6470
                      12/14/15           34,975-           29.7235
                      12/11/15            1,800-           29.9972
                      12/11/15            1,000-           30.1000
                      12/11/15            5,000-           30.1007
                      12/11/15            1,006-           29.9923
                      12/11/15            8,500-           30.4104
                      12/11/15            1,650            29.8993
                      12/11/15            1,006            29.9922
                      12/11/15          130,000-           30.2031
                      12/10/15            7,100-           29.9539
                      12/10/15            5,000-           29.9259
                      12/10/15            5,000-           30.0000
                      12/10/15            5,000            29.9259
                      12/10/15            6,300            29.9071
                      12/10/15           30,000-           29.9649
                      12/10/15            5,000-           29.9259
                      12/09/15            1,500-           29.5000
                      12/09/15              300-             *DO
                      12/09/15            1,000-             *DO
                      12/09/15              200-             *DO
                      12/09/15            6,000-           29.6378
                      12/09/15              200-           29.8130
                      12/09/15              750            29.1398
                      12/09/15           21,250            29.8821
                      12/08/15              300            29.3340
                      12/08/15              391-             *DO
                      12/08/15               60-             *DO
                      12/08/15              175-             *DO
                      12/08/15              300-           29.3340
                      12/08/15              300-           29.3337
                      12/08/15              500            29.3833
                      12/08/15            7,000-           29.4136
                      12/07/15            1,500-           29.7370
                      12/07/15              605-           29.6683
                      12/07/15            1,500-           29.6567
                      12/07/15              500            29.5362
                      12/07/15           15,000-           29.6021
                      12/04/15            5,200-           29.9770
                      12/04/15              400-           30.0600
                      12/04/15            2,100-           30.0500
                      12/04/15              700-           30.0000
                      12/04/15            2,000            29.9724
                      12/04/15            2,000-           29.9730
                      12/04/15            1,000            30.1100
                      12/04/15            2,000-           29.9725
                      12/03/15           12,650            30.0035
                      12/03/15            1,700-           29.8325
                      12/03/15            2,000-           29.7108
                      12/03/15            5,000-           29.6700
                      12/02/15              100-           30.4000
                      12/02/15              500            30.2700
                      12/02/15              700-           30.5229
                      12/02/15            2,000-           30.5000
                      12/02/15           30,000-           30.4489
                      12/01/15            8,940-           30.5259
                      12/01/15              200            30.5500
                      12/01/15            5,500-           30.6228
                      12/01/15              500-           30.6000
                      12/01/15            4,200-           30.5200
                      11/30/15              750            30.2112
                      11/30/15            6,500-           30.0487
                      11/30/15            2,500-           30.2003
                      11/30/15            2,000-           30.2800
                      11/27/15            1,000            30.3098
                      11/27/15            3,000-           30.2983
                      11/27/15            1,400-           30.3000
                      11/25/15              821-           30.5472
                      11/25/15              821            30.5471
                      11/25/15           16,500-           30.5350
                      11/25/15            3,000-           30.6000
                      11/24/15            1,000-           30.4400
                      11/24/15            1,000            30.4491
                      11/24/15            1,500-           30.4401
                      11/24/15            4,050-           30.3944
                      11/24/15            1,850            30.3805
                      11/24/15              800-           30.4728
                      11/24/15           17,000-           30.3844
                      11/23/15            1,000            30.5989
                      11/23/15            6,277-           30.9856
                      11/23/15            1,300-           31.0213
                      11/23/15            1,300            31.0121
                      11/23/15              200            30.7500
                      11/23/15              200            30.6500
                      11/23/15            6,000-           31.0250
                      11/23/15            1,300-           31.0121
                      11/20/15              100-             *DO
                      11/20/15            2,000-           31.0925
                      11/20/15           14,500-           31.0174
                      11/20/15           10,423-           31.0096
                      11/19/15            1,786-           31.1581
                      11/19/15              400-           31.1103
                      11/18/15              650-           31.3824
                      11/18/15            1,200-           31.2600
                      11/18/15            2,914-           31.3862
                      11/18/15              400-           31.3410
                      11/18/15            3,900-           31.2073
                      11/17/15            2,100-             *DO
                      11/17/15            2,900-           31.2157
                      11/16/15            4,000-           31.2058
                      11/16/15            2,000            31.2100
                      11/13/15              700            31.0633
                      11/13/15           13,600-           31.1609
                      11/13/15              200-           31.0120
                      11/12/15           12,500-             *DO
                      11/12/15            5,050-           31.2898
                      11/12/15              300-             *DO
                      11/11/15            2,700-           31.5300
                      11/11/15            9,675-           31.4996
                      11/11/15            2,300            31.0603
                      11/11/15            5,000-           31.2522
                      11/11/15            5,000            31.2522
                      11/11/15            1,000-           31.5001
                      11/11/15              200-           31.4450
                      11/11/15            5,000-           31.2522
                      11/11/15            2,900-           31.1452
                      11/10/15            1,700            30.8688
                      11/10/15            5,400-           31.0797
                      11/09/15            2,500            31.3800
                      11/09/15            2,000-           31.2073
                      11/09/15              469-           31.1036
                      11/09/15              100-             *DO
                      11/09/15            2,750            31.1600
                      11/06/15            3,000            31.9067
                      11/06/15            6,000            31.5441
                      11/06/15              800-           31.3500
                      11/06/15            2,500            31.5768
                      11/06/15            4,000            31.7920
                      11/06/15            2,100-           31.6490
          MJG ASSOCIATES, INC.
            GABELLI FUND, LDC
                      11/30/15              500            30.2600
                      11/23/15              200            30.9500
                      11/09/15              400            31.2300
          GGCP, INC.
                      11/24/15           11,000-           30.4180
          GABELLI FUNDS, LLC.
             GABELLI FOCUS FIVE FUND
                      11/11/15           31,086-           31.2748
             GABELLI VALUE PLUS TRUST PLC
                      11/11/15            7,000-           31.2191
             GABELLI VALUE FUND
                      12/31/15          120,000-           31.9209
                      12/30/15          120,000-           31.8807
                      12/29/15          120,000-           31.8607
                      12/29/15           20,000-           31.7425
                      12/28/15           20,000-           31.6866
                      12/28/15          110,000-           31.7712
                      12/24/15           90,000-           31.6960
                      12/24/15            5,000-           31.6075
                      12/09/15            5,000-           29.6909
                      12/04/15            5,000-           30.0500
                      12/03/15            5,000-           29.7954
                      12/01/15            5,000-           30.5553
                      11/13/15            5,000-           31.0000
                      11/09/15            5,000-           31.3003
                      11/06/15            5,000-           31.3904
             GABELLI UTILITY TRUST
                      12/28/15          100,000            31.6942
                      12/28/15          100,000-           31.6864
             GABELLI UTILITIES FUND
                       1/05/16          143,600-           31.5463
                       1/05/16           71,800            31.5463
                      12/24/15        1,200,000-           31.7038
                      12/24/15        1,200,000-           31.7038
                      12/24/15        1,200,000            31.7188
                      12/24/15        1,200,000            31.7038
                      11/30/15           26,000-           30.1770
                      11/16/15           54,000-           31.1670
             GABELLI GLOBAL TELECOMMUNICATIONS FUND
                      12/28/15            3,000-           31.7688
                      12/23/15            2,000-           31.3425
                      11/11/15            4,000-           31.1768
             GABELLI MULTIMEDIA TRUST INC.
                      12/31/15            8,000-           31.8976
                      12/31/15            8,000            31.9046
             GABELLI GLOBAL SMALL AND MIDCAP VALUE TRUST
                      11/27/15              500            30.3100
                      11/24/15              500            30.3800
                      11/23/15            1,000            31.0740
                      11/16/15              600            31.2592
                      11/13/15              400            31.2911
                      11/09/15              500            31.1390
                      11/06/15            1,000            31.6800
             GLOBAL RISING INCOME & DIVIDEND FUND
                      12/22/15              500            31.1400
                      11/13/15              500            31.2911
                      11/09/15            1,000            31.0870
                      11/06/15            2,000            31.8211
             GABELLI EQUITY TRUST
                      12/29/15          470,000-           31.8072
                      12/29/15          470,000            31.8242
                      12/28/15          500,000            31.8277
                      12/28/15          500,000-           31.8158
                      12/22/15            5,000-           31.3613
                      12/16/15            5,000-           30.6071
                      12/14/15           20,000-           29.7582
                      12/14/15           20,000            29.7660
                      12/11/15            5,000-           30.0300
                      12/09/15           15,000-           29.8272
             GABELLI DIVIDEND & INCOME TRUST
                      11/18/15           15,000-           31.2813
                      11/11/15            4,000-           31.2210
             THE GDL FUND
                      11/06/15            5,000            31.8211
             GABELLI ASSET FUND
                       1/05/16            3,000-           31.6507
                       1/05/16           67,000-           31.5529
                       1/04/16           60,000-           31.6163
                       1/04/16           20,000-           31.6455
                      12/22/15           19,500-           31.4943
                      12/11/15              500-           30.4010
                      11/25/15            5,000-           30.5653
                      11/24/15            9,000-           30.4700
                      11/23/15           10,000-           30.7500
                      11/23/15            4,000-           31.1100
                      11/20/15           20,000-           30.9843
                      11/20/15           10,000-           30.9200
                      11/18/15           10,000-           31.3312
                      11/17/15           11,000-           31.3711
                      11/11/15           10,000-           31.3700
                      11/09/15           20,000-           31.2277
                      11/09/15           10,600-           31.4120
                      11/09/15            5,000-           31.2600
             GABELLI ENTERPRISE M&A FUND
                      11/06/15            2,000            31.8211
             GABELLI CAPITAL ASSET FUND
                      12/03/15              500-           29.6910
                      11/30/15            4,500            30.1770
                      11/30/15            9,000-           30.1770
             GAMCO MERGER ARBITRAGE
                      12/18/15            6,700            31.1187
                      12/14/15            2,900            29.6470
                      12/11/15            2,100            29.8993
                      12/10/15            7,100            29.9071
                      12/09/15              700            29.1398
                      12/09/15           24,200            29.8821
                      12/08/15            2,200            29.3833
                      12/07/15            3,000            29.5362
                      12/03/15           13,500            30.0035
                      12/02/15              300            30.2700
                      11/30/15            1,150            30.2112
                      11/24/15            2,100            30.3805
                      11/23/15              400            30.5989
                      11/13/15            1,000            31.0633
                      11/11/15            2,700            31.0603
                      11/09/15            2,800            31.1600
                      11/06/15            2,900            31.5768
                      11/06/15            6,300            31.5441
             GAMCO ALL CAP VALUE
                       1/04/16            1,000            31.6000
             GABELLI ABC FUND
                      11/19/15            5,000            31.3708

(1) UNLESS OTHERWISE INDICATED, ALL TRANSACTIONS WERE EFFECTED
    ON THE NYSE.

(2) PRICE EXCLUDES COMMISSION.

(*) RESULTS IN CHANGE OF DISPOSITIVE POWER AND BENEFICIAL OWNERSHIP.